 ALPHA BANK


06018325

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, November 6, 2006
Our reference No.13.1.102

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

 ALPHA BANK

"ALPHA BANK A.E."
FILES
A VOLUNTARY PUBLIC TENDER OFFER

TO THE SHAREHOLDERS OF
"ALPHA LEASING A.E."

TO ACQUIRE THEIR COMMON, REGISTERED, VOTING, SHARES

AT A PRICE EQUAL TO EURO 6.50 PER SHARE

(according to Law 3461/2006)

On 2 November 2006, **"ALPHA BANK A.E."** (the "**Offeror**") filed with the Hellenic Capital Market Commission (the "**HCMC**") and the Board of Directors of "**ALPHA LEASING A.E.**" (the "**Company**") a draft copy of an Information Circular, as the same is defined in art. 11 of Law 3461/2006, in relation to this voluntary public tender offer (the "**Tender Offer**") for the Company shares.

1. THE OFFEROR
It is the credit institution "**ALPHA BANK A.E.**", established and operating as a societe anonyme, under the laws of Greece, having its registered seat in the Municipality of Athens, 40, Stadiou Street, lawfully represented.

2. THE COMPANY THE SHARES WHEREOF ARE THE TENDER OFFER SUBJECT
It is "**ALPHA LEASING A.E.**", a company having its registered seat in the Municipality of Athens, at 6, Philellinon Street.

3. ADVISOR TO THE OFFEROR
The company "**ALPHA FINANCE A.X.E.Π.E.Y.**", having its registered seat in the Municipality of Athens, at 5, Merlin Street, will act, under art. 12 of Law 3461/2006, as the Offeror's Advisor.

4. THE SHARES WHICH ARE THE TENDER OFFER SUBJECT
All common, registered, voting, shares, issued by the Company and accepted to trading on the Athens Exchange, each of a par value equal to Euro 2.77 (the "**Shares**"), which the Offeror did not hold on the date of filing this Tender Offer. This Tender Offer shall apply regardless of the number of offered Shares.

Note should be taken of the Offeror's intention to acquire Shares, as of the date hereof till the end of the Tender Offer acceptance period, through the Athens Exchange.

5. MAXIMUM NUMBER OF SHARES WHICH THE OFFEROR IS BOUND TO ACQUIRE
The Offeror undertakes to acquire all offered Shares in an amount up-to 137,088 Shares representing up to 0.35% of the aggregate share capital of, and the voting rights of Shares issued by, the Company.

6. CONSIDERATION TO BE OFFERED
The Offeror will offer for each validly tendered Share a cash consideration in the amount of Euro 6.50. The Offeror will pay the Central Securities Depository charges otherwise incumbent on the accepting shareholders.

7. NUMBER OF SHARES HELD BY THE OFFEROR
On 1 November 2006, the Offeror held 39,447,912 Company Shares or 99.65% of its share capital, in addition to 99.65% of the voting rights (including 420 voting rights emanating from an equal number of pledged Shares).

8. NOTES

The acceptance period will commence upon HCMC approval of the Information Circular, copies whereof and acceptance forms shall be available to the Company shareholders from Alpha Bank branches, in Greece.

Following completion of the Tender Offer, the Offeror will avail itself of the squeeze-out right provided for in art. 27 of Law 3461/2006 to become holder of 100% of the Shares and, thereafter, having observed the requisite formalities, will apply to HCMC to have the Shares de-listed from the Athens Exchange, as per art. 17 of Law 3371/2005.

This voluntary Tender Offer is exclusively addressed to shareholders capable of lawfully accepting it. In particular, this Tender Offer is not, in any way or form (whether in writing or otherwise), addressed, directly or indirectly, in, or to, whichever country where, under its laws, this Tender Offer, or the delivery/distribution of this announcement, is illegal or in breach of any applicable laws, rules or regulations.

Athens, 2 November 2006

ALPHA BANK A.E.